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SEC
Mail Processing
Section
FEB 24 2017
Washington DC
406

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65329

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 AND ENDING 12/31/2016
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIVINGTON SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1021 MAIN STREET SUITE 1500
(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott A. Logan 713-750-0900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLC
(Name – *if individual, state last, first, middle name*)

1999 Broadway, STE 4000	Denver	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott A. Logan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIVINGTON SECURITIES, LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JULIE BLOOMER
Notary ID # 129108062
My Commission Expires
August 31, 2020

Notary Public

Signature

CCO / Designated Principal
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rivington Securities, LLC

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2016

This report is filed in accordance with Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a **PUBLIC document**.

INDEX TO FINANCIAL STATEMENTS

HEIN

Hein & Associates LLP
1999 Broadway, Suite 4000
Denver, Colorado 80202

www.heincpa.com
p 303.298.9600
f 303.298.8118

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Members
Rivington Securities, LLC

We have audited the accompanying statement of financial condition of Rivington Securities, LLC (the "Company") as of December 31, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the "financial statement"). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rivington Securities, LLC as of December 31, 2016, in conformity with accounting principles generally accepted in the United States.

Hein & Associates LLP

Hein & Associates LLP

Denver, Colorado
February 23, 2017

RIVINGTON SECURITIES, LLC

(a wholly-owned subsidiary of Rivington Holding, LLC)

STATEMENT OF FINANCIAL CONDTION

DECEMBER 31, 2016

ASSETS

Cash and Cash Equivalents	$	78,392
Accounts Receivable		418,374
Prepaid Expenses and Other Assets		11,322
Total Assets	$	508,088

LIABILITIES AND MEMBERS' EQUITY

Accrued Expenses	$	10,906
Members' Equity		497,182
Total Liabilities and Members' Equity	$	508,088

See accompanying notes to these financials statements.

NOTES TO FINANCIAL STATEMENTS

1. **NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

Nature of Operations – Rivington Securities, LLC ("Securities" or the "Company") was formed on April 4, 2002, as a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Colorado limited liability company that is wholly owned by Rivington Holding, LLC (Parent).

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised solely of providing private placement services to energy related companies. In no event does the Company intend to obtain and maintain custody or possession of customer funds or securities.

The Company follows accounting standards set by the Financial Accounting Standards Board, commonly referred to as the FASB. The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure they consistently report their financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the FASB Accounting Standards Codification™, sometimes referred to as the Codification or ASC.

The Company evaluated subsequent events after the balance sheet date of December 31, 2016 through February 23, 2017. On February 10, 2017 by Unanimous Consent, the Company approved and made a Capital Distribution to the Parent in the amount of $375,000.

Use of Estimates – In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents.

Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with financial institutions that management believes are creditworthy.

Income Taxes – Securities is a limited liability corporation. Accordingly, no provision for income taxes has been recorded as the income, deductions, expenses and credits of the Company are reported on the individual income tax returns of the Member.

The Company has not recorded any liabilities as of December 31, 2016 related to the provisions of FASB ASC 740, *Accounting for Uncertainty in Income Taxes*. As of December 31, 2016, the Company made no provision for interest or penalties related to uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and various states. There are currently no federal or state income tax examinations underway for these jurisdictions, and tax returns for the periods from 2013 to date are still open to examination.

Accounts Receivable – Receivables consist of uncollateralized customer obligations due under normal trade terms. Payments on trade receivables are applied to the earliest unpaid invoices. Management reviews trade receivables periodically and reduces the carrying amount by a valuation allowance that reflects management's best estimate of the amount that may or may not be collectible. As of December 31, 2016, there was no allowance for doubtful accounts.

Revenue Recognition – Success Fee revenues include fees arising from securities offerings in which the Company acts as a financial advisor and are recorded on the closing date of a transaction. Revenue for Consulting Income is recognized when the agreement exists, rates are determinable, collectability is reasonably assured and the services have been rendered.

2. RELATED PARTY TRANSACTIONS:

On April 23, 2002, the Company and Parent entered into a Management Agreement (the "Management Agreement"). In accordance with the Management Agreement, Parent provides the Company any and all management and back office services, and overhead expenses including (but not limited to) financial service management, information systems, bookkeeping, record keeping, and clerical services. Effective January 1, 2014 the Company and Parent entered into the Second Amended and Restated Office and Administrative Services Agreement to include a more definitive provision for compensation to Parent for the services provided. Accordingly, compensation to Parent is comprised of two categories as follows:

Incremental Allocation Services Fee – Base fee charged by Parent for services provided to Securities. The allocation services fee is a fixed amount that is charged by Parent on a monthly basis. For the year ended 2016 the Company recorded total incremental allocation services fees of $58,356, which is recorded in the following categories on the statement of operations:

	For the Year Ended December 31, 2016
Professional Fees	$ 2,580
Rent	7,032
Travel, meals and entertainment	7,392
Insurance	4,212
Payroll expenses	30,600
Other general and administrative expenses	6,540
Total	$ 58,356

Overhead Expenses – Additional cost for other overhead expenses as determined by the managing members of Parent. No other overhead expenses were charged for the year ended December 31, 2016.

Accordingly, corresponding credits were recorded to contributions from Parent for 2016 for all charges incurred under the Management Agreement.

3. **REGULATORY CAPITAL REQUIREMENTS:**

The Company is subject to regulatory net capital rules administered by the SEC's Uniform Net Capital Rule (Rule 15c3-1). Under such rules, the Company is required to maintain minimum net capital of 6 2/3% of aggregate indebtedness as defined or $5,000. As of December 31, 2016, the Company's net capital, as defined, was $67,486 and its net capital in excess of the minimum requirement was $62,486. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of December 31, 2016, does not differ materially from the schedule in the Supplemental Material.

The
LeGaye Law Firm P.C.

Tel: (281) 367-2454
Fax: (866) 338-6353

www.LeGayeLaw.com

2002 Timberloch Drive, Suite 200 ◇ The Woodlands, Texas 77380

February 23, 2017

Via Overnight Delivery

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Mail Processing
Section
FEB 24 2017
Washington DC
406

RE: Rivington Securities, LLC; Firm ID # 120689XX
Annual Audit Report, Form X-17A-5

Dear Sir or Madam:

On behalf of the above captioned member firm, enclosed please find the public and private counter-original Annual Audited Reports for the fiscal year ended December 31, 2016 with supporting Facing Page.

Should you have any questions regarding the enclosed reports, please feel free to contact the undersigned or Scott Logan – Rivington Securities, LLC.

Sincerely,

Peggy Walton

Peggy Walton*
Enclosures (as stated)

cc: Scott Logan – Rivington Securities, LLC (electronic)
SEC – Fort Worth Regional Office (w/enclosure)
FINRA (electronic)
Securities Investor Protection Corporation (SIPC) (electronic)

** Not Licensed to Practice Law*